CYBERTEL COMMUNICATIONS CORP.
                  2820 La Mirada Drive, Suite H
                     Vista, California 92083
                    Telephone: (858) 646-7410






United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C.  20549

Attention:     Joshua England

Re:  Cybertel Communications Corp.  (the "Company")
     Registration Statement on Form S-3
     Filed May 15, 2002
     File No.  333-88262

Dear Mr. England:

     Pursuant to Rule 477 of Regulation C, the Company hereby requests withdrawal of the above referenced Registration Statement on the grounds that the registration rights pursuant to which the securities registered were registered have been resolved otherwise. No securities were sold in connection with the offering.

     Thank you.

                              CYBERTEL COMMUNICATIONS CORP.


Date: March 6, 2003           By /s/ Richard D. Mangiarelli
      -------------             ------------------------------
                                Richard D. Mangiarelli
                                CEO and President